CUSIP No. 221005 10 1                                          Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)[FN1]

                           Corvas International, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   221005 10 1
                                 (CUSIP Number)

Jeremy L. Curnock Cook                     John C. MacMurray, Esq.
Rothschild Asset Management Ltd.           Reboul, MacMurray, Hewitt,
Five Arrows House                          Maynard & Kristol
St. Swithin's Lane                         45 Rockefeller Plaza
London EC4N 8NR England                    New York, New York  10111
Tel. 011-171-280-5000                      Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 18, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     --------

     [FN1]The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securites, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP No. 221005 10 1                                          Page 2 of 6 Pages


1)   Name of Reporting Person                       International
     S.S. or I.R.S. Identification                  Biotechnology
     No. of Above Person                            Trust plc

2)   Check the Appropriate Box                         (a) [ ]
     if a Member of a Group                            (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                    WC

5)   Check if Disclosure of
     Legal Proceedings is                           Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                United Kingdom

Number of                      7)   Sole Voting     3,100,000 shares of
Shares Beneficially                 Power           Common Stock, $.001
Owned by                                            par value ("Common Stock")
Reporting Person                                    (including shares issuable
                                                    upon exercise of Warrants)

                               8)   Shared Voting
                                    Power                      -0-

                               9)   Sole Disposi-   3,100,000 shares of
                                    tive Power      Common Stock (including
                                                    shares issuable upon
                                                    exercise of Warrants)

                               10)  Shared Dis-
                                    positive Power             -0-


11)  Aggregate Amount Beneficially                  3,100,000 shares of
     Owned by Each Reporting Person                 Common Stock
                                                    (including
                                                    shares issuable upon
                                                    exercise of
                                                    Warrants)




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CUSIP No. 221005 10 1                                          Page 3 of 6 Pages



12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                 17.0%
     Amount in Row (11)

14)  Type of Reporting
     Person                                         CO




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CUSIP No. 221005 10 1                                          Page 4 of 6 Pages

                         Amendment No. 1 to Schedule 13D

     Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 9, 1996 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

                 The Schedule 13D is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by adding the following thereto:

     This statement relates to the purchase by IBT of 300,000 shares of Common Stock from the Issuer pursuant to a Common Stock Purchase Agreement entered into as of August 18, 1999, by and among the Issuer and the purchasers named therein, including IBT (the "August 1999 Purchase Agreement"), at a purchase price of $2.50 per share. The August 1999 Purchase Agreement is attached hereto as Exhibit A, and any description thereof is qualified in its entirety by reference thereto. The source of funds for such purchase was IBT's working capital, or funds available for investment.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated to read in its entirety as follows:

     (a) Based on a total of 16,787,277 shares of Common Stock outstanding after the completion of the transactions contemplated by the August 1999 Purchase Agreement, and giving effect to the exercise of the Warrants held by IBT, IBT owns 3,100,000 shares of Common Stock, or approximately 17.0% of the Common Stock outstanding.

     (b) Except as described in Item 6 of the Schedule 13D, IBT has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

     (c) Except as described in this statement, neither IBT nor any of the persons identified in Item 2 above has effected any transaction in the Common Stock in the past 60 days.

     (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by IBT.




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CUSIP No. 221005 10 1                                          Page 5 of 6 Pages

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

     Item 6 is hereby amended by adding the following thereto:

     As a condition to the August 1999 Purchase Agreement, the Issuer and IBT entered into a Registration Rights Agreement dated as of August 18, 1999 (the "Registration Rights Agreement") with respect to the shares of Common Stock purchased thereunder. Pursuant to the Registration Rights Agreement, the Issuer agreed to file with the Securities and Exchange Commission, within thirty days after the Closing Date (as defined in the August 1999 Purchase Agreement), a registration statement on Form S-3, for the purpose of registering under the Securities Act of 1933, as amended, such shares for resale. The Registration Rights Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A -- August 1999 Purchase Agreement

         Exhibit B -- Registration Rights Agreement




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CUSIP No. 221005 10 1                                          Page 6 of 6 Pages


                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 1999

                                           INTERNATIONAL BIOTECHNOLOGY TRUST PLC


                                           By: /s/ Jeremy L. Curnock Cook
                                                          Director

                                                                       EXHIBIT A
                           CORVAS International, INC.

                         COMMON STOCK PURCHASE AGREEMENT


          THIS COMMON STOCK PURCHASE AGREEMENT (the "Agreement") is entered into as of August 18, 1999, by and among CORVAS INTERNATIONAL, INC., a Delaware corporation (the "Company") and the entities whose names are set forth on the Schedule of Purchasers attached hereto as Exhibit A (which entity is hereinafter referred to as the "Purchaser" or collectively as the "Purchasers").

                                    RECITALS

          WHEREAS, the Company has authorized the sale and issuance of an aggregate of one million three hundred thousand (1,300,000) shares of its Common Stock, $0.001 par value (the "Shares");

          WHEREAS, the Company has also authorized the sale of up to $10,000,000 Convertible Senior Subordinated Notes (the "Convertible Notes") to Artisan Equity, Ltd. (the "Note Purchaser"), pursuant to that certain Note Purchase Agreement (the "Note Purchase Agreement") dated of even date herewith, by and between the Company and such purchaser;

          WHEREAS, the Purchasers desire to purchase the Shares on the terms and conditions set forth herein; and

          WHEREAS, the Company desires to issue and sell the Shares to Purchasers on the terms and conditions set forth herein;

          NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto agree as follows:

          1. AGREEMENT TO SELL AND PURCHASE.

          1.1 Authorization of Shares. On or prior to the Closing (as defined in Section 2 below), the Company shall have authorized the sale and issuance to the Purchasers of the Shares. The Shares shall have the rights, preferences, privileges and restrictions set forth in the Certificate of Incorporation of the Company, as amended, in the form attached hereto as Exhibit B.

          1.2 Sale and Purchase. Subject to the terms and conditions hereof, at the Closing (as hereinafter defined) the Company hereby agrees to issue and sell to each Purchaser, severally and not jointly, and each Purchaser agrees to purchase from the Company, severally and not jointly, the number of Shares set forth opposite such Purchaser's name on Exhibit A, at a purchase price of two dollars and fifty cents ($2.50) per share.

          2. CLOSING, DELIVERY AND PAYMENT.

          2.1 Closing. The closing of the sale and purchase of the Shares under this Agreement (the "Closing") shall take place at 10:00 a.m. on the date hereof, at the offices of Cooley Godward LLP, 4365 Executive Drive, Suite 1100, San Diego, California 92121 or at such other time or place as the Company and the Purchasers may mutually agree (such date is hereinafter referred to as the "Closing Date").

          2.2 Delivery. At the Closing or shortly thereafter, subject to the terms and conditions hereof, the Company will deliver to the Purchasers certificates representing the number of Shares to be purchased at the Closing by each Purchaser, against payment of the purchase price therefor by check, wire transfer made payable to the order of the Company.

          3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

          Except as set forth on a Schedule of Exceptions delivered by the Company to the Purchasers at the Closing, the Company hereby represents and warrants to each Purchaser as of the date of this Agreement as follows:

          3.1 Organization and Standing. The Company is a corporation duly organized and validly existing under, and by virtue of, the laws of the State of Delaware and is in good standing under such laws. The Company has all requisite corporate power to own and operate its assets and to carry on its business as presently conducted and as currently proposed to be conducted and as described in the SEC Documents (as hereinafter defined). The Company is qualified to do business as a foreign corporation in each jurisdiction in which the failure to so qualify would have a material adverse effect on the Company's business, operations or condition (financial or otherwise), results of operations or prospects (a "Material Adverse Effect"). The Company has no subsidiaries.

          3.2 Authorization. All corporate action on the part of the Company, its directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement and the Registration Rights Agreement by the Company, the authorization, sale, issuance and delivery of the Shares and the performance of the Company's obligations under this Agreement and the Registration Rights Agreement has been taken or will be taken prior to the Closing Date.

          3.3 Valid and Binding Obligation. This Agreement and the Registration Rights Agreement, when executed and delivered by the Company, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and (b) general principles of equity that restrict the availability of equitable remedies. The Shares, when issued in compliance with the provisions of this Agreement, will be duly and validly issued, fully paid and nonassessable and free of any liens or encumbrances created by the Company other than restrictions on transfer arising under applicable securities laws. Assuming the accuracy of the representations and warranties of the Purchasers, the Shares, when issued in compliance with the provisions of this Agreement, will be issued in compliance with applicable United States federal and state securities laws.

          3.4 SEC Filings; Financial Statements.

          (a) The Company has delivered to the Purchasers accurate and complete copies (excluding copies of exhibits) of each report, registration statement (on a form other than Form S-8) and definitive proxy statement filed by the Company with the SEC between December 31, 1998, and the date of this Agreement (the "SEC Documents"). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Securities Exchange Act (as the case may be); and (ii) none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b) The financial statements contained in the SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such financial statements and (in the case of unaudited statements) as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments; and (iii) fairly present the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby consistent with the books and records of the Company.

          (c) Since March 31, 1999, there has not been: (i) any change in the assets, liabilities, financial condition or operations of the Company except changes in the ordinary course of business that have not been, in any case or in the aggregate, materially adverse; (ii) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties or business of the Company; (iii) any waiver or compromise by the Company of a material debt or obligation owed to it; or (iv) any other event or condition out of character that has materially and adversely affected the Company's business or prospects.

          3.5 Non-Contravention. The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement and the Registration Rights Agreement (i) will not contravene any provision of applicable law or the certificate of incorporation or bylaws of the Company or any agreement or other instrument binding upon the Company, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company and (ii) will not result in the creation or imposition of any Lien upon any property or assets of the Company pursuant to the terms of any agreement or instrument to which it is a party or by which it may be bound or to which any of its property or assets is subject.

          3.6 Capitalization.

          (a) Immediately prior to the Closing Date and the sale of the Convertible Notes and the Shares, the authorized capital stock of the Company shall consist of (a) 10,000,000 shares of Preferred Stock, $.001 par value, of which 1,000,000 shares have been designated Series A Convertible Preferred Stock, $.001 par value, all of which are issued and outstanding, of which 250,000 shares have been designated Series B Convertible Preferred Stock, $.001 par value, all of which are issued and outstanding, and of which 500,000 shares have been designated Series C Junior Participating Preferred Stock, $.001 par value, none of which is issued and outstanding (b) 50,000,000 shares of Common Stock, $.001 par value, 15,487,277 shares of which are issued and outstanding,
(c) 1,699,566 options and other rights to acquire Common Stock under the Company's stock option plan (whether currently outstanding or granted in the future), (d) 37,836 shares of the Company's Common Stock reserved for issuance under the Employee Stock Purchase Plan, (e) 1,983,715 currently outstanding warrants to acquire Common Stock of the Company and (f) 1,250,000 shares of Common Stock reserved for issuance upon the conversion of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock. As of the date hereof, the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock or any warrants, options or other rights to acquire its capital stock, except as set forth on Schedule 3.5(a) and except as may be contemplated by this Agreement. As of the date hereof, the Company is not party to any voting or similar agreement or proxies relating to the voting of shares of its capital stock and is not aware of any such agreements or proxies to which it is not a party except as may be contemplated by this Agreement. As of the date hereof, all of the outstanding shares of the Company's capital stock have been duly authorized and validly issued, and are fully paid and nonassessable, except to the extent that such shares may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein or as otherwise required by such law at the time a transfer is proposed. Except as set forth herein, there are no other options, warrants, calls, preemptive (or similar) rights, subscriptions or other rights, agreements, arrangements or commitments of any character that obligate the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of the capital sock of the Company or other equity interests in the Company or any securities convertible into or exchangeable for such shares of capital stock or other equity interests. Immediately after closing the sale of the Shares pursuant to this Agreement and the Convertibles Notes being sold concurrently with such Shares, the Company's authorized capital shall not change and the number of authorized and outstanding securities and the number of shares of Common Stock reserved for issuance under outstanding options and reserved for issuance upon the conversion of the Preferred Stock, shall not change except as follows: (a) 16,787,277 shares of Common Stock will be issued and outstanding, (b) 2,924,000 shares of Common Stock will be reserved for issuance upon the conversion of the Convertible Notes and (c) 2,143,849 shares will be reserved for issuance under currently outstanding warrants to acquire Common Stock of the Company.

          (b) There are no statutory or contractual shareholders' preemptive rights or rights of refusal with respect to the issuance of the Shares hereunder. The Company has not violated any applicable federal or state securities laws in connection with the offer, sale or issuance of any of its capital stock, and, assuming the accuracy of the Purchaser's representations under Section 4, the offer, sale and issuance of the Shares hereunder do not require registration under the Securities Act.

          3.7 Governmental Consent, etc. The Company has obtained all permits, consents, approvals or authorizations of, or declarations to or filings with, any governmental authority required in connection with the execution, delivery and performance by the Company of this Agreement, the Registration Rights Agreement or the other agreements contemplated hereby, or the consummation by the Company of any other transactions contemplated hereby, except any notices of sale required to be filed with the SEC under Regulation D of the Securities Act, or such post-closing filings as may be required under applicable state securities laws, all of which will be timely filed within the applicable periods

          3.8 No General Solicitation. None of the Company, its affiliates or any person acting on its own or the Company's or its affiliates behalf has engaged or will engage, in connection with the offering of the Shares, in any form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act.

          3.9 Litigation, etc. There are no actions, suits, proceedings (except applications for regulatory approval from the Food and Drug Administration and foreign drug agencies), orders, investigations or claims pending or, to the Company's knowledge, threatened against or affecting the Company (or to the Company's knowledge, pending or threatened against or affecting any of the officers, directors or employees of the Company with respect to its business) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality (including, without limitation, any actions, suit, proceedings or investigations with respect to the transactions contemplated by this Agreement); the Company is not subject to any arbitration proceedings under collective bargaining agreements or otherwise or, to the Company's knowledge, any governmental investigations or inquiries; and, to the Company's knowledge, there is no basis for any of the foregoing. The Company is not subject to any judgment, order or decree of any court or other governmental agency, and the Company has not received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or disadvantage which may result in a Material Adverse Effect. The Company has conducted and continues to conduct its business in compliance with all applicable laws, except where the failure to comply has not had and is not reasonably likely to have a Material Adverse Effect.

          3.10 Employees. The Company is not aware that any executive or key employee of the Company or any group of employees of the Company has any plans to terminate employment with the Company. The Company has complied with all laws relating to the employment of labor (including, without limitation, provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other taxes), except where the failure to comply has not had and is not reasonably expected to have a Material Adverse Effect, and the Company is not aware that it has any material labor relations problems (including, without limitation, any union organization activities, threatened or actual strikes or work stoppages or material grievances). The Company is not, and to the Company's knowledge, none of its employees is, subject to any non-compete, nondisclosure, confidentiality, employment, consulting or similar agreements relating to, affecting or in conflict with the present business activities of the Company, except for agreements between the Company and its present and former employees that do not conflict with such activities. The Company has no collective bargaining agreements with any of its employees.

          3.11 Intellectual Property Rights. To its knowledge, the Company owns or possesses, or can acquire on reasonable terms, Intellectual Property Rights reasonably necessary to carry on the business now operated by it. The Company has not received any notice of and, to its knowledge there is no infringement of or conflict with rights of others with respect to any Intellectual Property Rights owned or used by the Company. The Company is not aware of any facts or circumstances that would render any Intellectual Property Rights owned or used by the Company invalid or inadequate to protect the interest of the Company therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or which invalidity or inadequacy, singularly or in the aggregate, would result in a Material Adverse Effect. To the Company's knowledge, no person or entity is infringing or threatening to infringe any Intellectual Property Rights owned or used by the Company. All employees and officers other than those employees who are not privy to any of the Company's proprietary information are bound by the confidentiality and invention assignment agreements and such agreements do not grant to such employees and officers rights to any Intellectual Property Rights owned or used by the Company. All non-employee directors are bound by confidentiality agreements and such agreements do not grant to such directors rights to any Intellectual Property Rights owned or used by the Company.

          3.12 Environmental and Safety Laws. The Company is in compliance with all applicable statutes, laws, and regulations relating to the environment and occupational health and safety, except where the failure to comply has not had and will not have a Material Adverse Effect, and no material expenditures are or will be required in order to comply with any such existing statutes, laws or regulations. The Company has not received any written notice, demand, letter, claim, request for information or other written communication alleging that the Company may be in violation of, or liable under, any statute, law, regulation or permit.

          3.13 Related-Party Transactions. No employee, officer, stockholder or director of the Company or member of his or her immediate family is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under any stock option plan approved by the Board of Directors of the Company). To the Company's knowledge, none of such persons has any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation that competes with the Company, except that employees, stockholders, officers, or directors of the Company and members of their immediate families may own stock in publicly traded companies that may compete with the Company. To the Company's knowledge, no officer, director, or stockholder or any member of their immediate families is, directly or indirectly, interested in any material contract with the Company (other than such contracts that relate to such person's ownership of capital stock or other securities of the Company).

          3.14 Title to Property and Assets; Leases. The Company has good marketable title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises or shown on the unaudited Balance Sheet of the Company as of June 30, 1999 (the "Latest Balance Sheet") or acquired thereafter, free and clear of all Liens (other than Permitted Liens), except for properties and assets disposed of in the ordinary course of business since the date of the Latest Balance Sheet and except for Liens disclosed on the Latest Balance Sheet (including any notes thereto) and minor liens and encumbrances which do not materially detract from the value of the property subject thereto or materially impair the operations of the Company. The Company's buildings, equipment and other tangible assets are in good operating condition in all material respects and are fit for their intended use in the ordinary course of business. The Company owns, or has a valid leasehold interest in, all assets necessary for the conduct of its businesses as presently conducted.

          3.15 Insurance. The Company has in full force and effect fire and casualty insurance policies, with extended coverage, standard comprehensive general liability insurance and product liabilities insurance (subject to reasonable deductibles), in amounts customary for companies similarly situation to the Company.

          3.16 System of Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

          3.17 Filing of Tax Returns. The Company has filed all tax returns that are required to be filed by it pursuant to foreign or domestic laws and has paid all taxes due pursuant to such returns or pursuant to any assessment received by it (except where the requirement for payment of such taxes is being contested in good faith in appropriate proceedings), except where the failure to file or make payment would not result in a Material Adverse Effect. The charges, accruals, and reserves on the books of the Company in respect of taxes or other governmental charges are, to the knowledge of the Company, adequate.

          3.18 Investment Company. The Company is not, and upon the issuance and sale of the Shares as herein contemplated and the application of the net proceeds therefrom will not be, an "investment company" or an entity "controlled" by an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.

          3.19 Real Property Holding Company. The Company is not a United States Real Property Holding Corporation within the meaning of ss.897(c)(2) of the Internal Revenue Code of 1986, as amended.

          3.20 No Defaults. The Company has, in all material respects, performed all obligations to be performed by it to date and is not in default under any of the contracts, loans, notes, mortgages, indentures, licenses, security agreements, agreements or leases to which it is a party or by which it is otherwise bound, except for such defaults which in the aggregate have not had a Material Adverse Effect. To the Company's knowledge, no other party to such contracts, loans, notes, mortgages, debentures, licenses, security agreements, agreements or leases is in default thereunder except those which would not have a Material Adverse Effect. The contracts listed as exhibits to the SEC Documents are all of the material contracts (as defined in Regulation S-K adopted under the Securities Act of 1933) to which the Company is a party.

          3.21 Stockholder Rights Agreement. The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement and the Registration Rights Agreement, will not contravene the Stockholder Rights Agreement or result in the exercise of any rights under the Stockholder Rights Agreement.

          3.22 Brokers or Finders. The Company has not entered into any agreement or arrangement giving rise to any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or the transactions contemplated hereby.

          3.23 Year 2000 Compliance. To the Company's knowledge, the hardware, software and software products (the "Systems") used by the Company are, and will be, able to accurately (i) process any date rollover, (ii) process calculations or computations regardless of the dates used in such calculations whether before, on or after January 1, 2000, (iii) accept and respond to two digit year date input in a manner which resolves any ambiguities as to the century in an appropriate manner, (iv) store and display date data in a manner which is unambiguous as to the century, and (v) recognize the year 2000 as a leap year provided in all such cases, hardware and software used by third parties in conjunction with the Systems (a) can accurately perform in accordance with clauses (i) through (v) above and (b) do not affect the performance of the Systems.

          3.24 Nasdaq Listing. The Common Stock of the Company is designated for trading on the Nasdaq National Stock Market and the Company has not been informed of any proceedings to revoke or suspend such designation. The sale of Shares as contemplated hereby will not result in a violation of the Nasdaq rules and regulations.

          3.25 Form S-3 Eligibility. The Company is eligible to file a resale Registration Statement on Form S-3. Without limiting the generality of the foregoing the Company has filed in a timely manner all reports required to be filed by the Company with the Securities and Exchange Commission during the 12 calendar months and during the portion of the month immediately preceding the date of this Agreement. The Company is not aware of any facts or circumstances that exist as of the date of this Agreement that would cause it to lose its eligibility.

          3.26 Knowledge. As used in this Section 3, the terms "knowledge" or "aware" when used with respect to the Company shall mean and include the actual knowledge or awareness of any of the officers of the Company as that term is defined in Securities Exchange Act after due inquiry of management employees.

          3.27 Disclosure. Neither this Agreement nor any of the exhibits or schedules contains any untrue statement of a material fact or omits to state a material fact necessary to make each statement contained herein or therein not misleading.

          4. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS.

          Each Purchaser severally for itself and not jointly with the other Purchaser, hereby represents and warrants to the Company as follows (such representations and warranties do not lessen or obviate the representations and warranties of the Company set forth in this Agreement):

          4.1 Requisite Power and Authority. Purchaser has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and to perform its obligations hereunder. All action on Purchaser's part required for the lawful execution and delivery of this Agreement have been or will be effectively taken prior to the Closing. Upon execution and delivery, this Agreement will be a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (b) general principles of equity that restrict the availability of equitable remedies.

          4.2 Investment Representations. Purchaser understands that the Shares have not been registered under the Securities Act. Purchaser also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Purchaser's representations contained in this Agreement. Each Purchaser, severally for itself and not jointly with the other Purchaser, hereby represents and warrants as follows:

               (a) Purchaser Bears Economic Risk. Purchaser has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company. Purchaser must bear the economic risk of this investment indefinitely unless the Shares are registered pursuant to the Securities Act, or an exemption from registration is available in connection with a resale. Purchaser also understands that there is no assurance that any exemption from registration under the Securities Act will be available and that, even if available, such exemption may not allow Purchaser to transfer all or any portion of the Shares under the circumstances, in the amounts or at the times Purchaser might propose.

               (b) Acquisition for Own Account. Purchaser is acquiring the Shares for Purchaser's own account for investment only, and not with a view towards their distribution in violation of the Securities Act, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in or otherwise distributing the same in violation of the Securities Act, and does not presently have reason to anticipate a change in such intention.

               (c) Purchaser Can Protect Its Interest. Purchaser represents that by reason of its, or of its management's, business or financial experience, Purchaser has the capacity to protect its own interests in connection with the transactions contemplated in this Agreement and in the Shares. Purchaser is aware of no publication of any advertisement in connection with the transactions contemplated in Agreement.

               (d) Accredited Investor. Purchaser represents that it is an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the Securities Act.

               (e) Company Information. Purchaser has received and read the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and the Form 10-Q for the period ended March 31, 1999 (including all financial statements), and has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company and has had the opportunity to review the Company's operations. Purchaser has also had the opportunity to ask questions of, and receive answers from, the Company and its management regarding the terms and conditions of this investment.

               (f) Rule 144. Purchaser acknowledges and agrees that the Shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act as in effect from time to time, which permits limited resale of restricted securities subject to the satisfaction of certain conditions, including, among other things: the availability of certain current public information about the Company, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding specified limitations.

               (g) Residence. The office or offices of Purchaser in which its investment decision was made is located at the address or addresses of Purchaser set forth on Exhibit A of this Agreement.

          4.3 Further Assurances. Purchaser and the Company each agrees and covenants that at any time and from time to time, it will promptly execute and deliver to the other party such further instruments and documents and to take such further action as the other party may reasonably require in order to carry out the transactions contemplated by this Agreement.

          4.4 Transfer Restrictions. The Purchaser acknowledges and agrees that the Shares are subject to restrictions on transfer as set forth herein.

          5. CONDITIONS TO EACH PURCHASER'S OBLIGATIONS AT THE CLOSING.

          Each Purchaser's obligation to purchase the Shares at the Closing is subject to the satisfaction, at or prior to the Closing Date, of the following conditions:

          5.1 Representations and Warranties; Covenants. The representations and warranties made by the Company in Section 3 hereof shall be true and correct at and as of the Closing Date as though then made, except to the extent of changes caused by the transactions expressly contemplated herein, and the Company shall have performed or complied with all of the covenants required to be performed by it hereunder prior to the Closing Date.

          5.2 Registration Rights Agreement. The Company and the Purchasers shall have entered into a Registration Rights Agreement substantially in the form set forth in Exhibit C attached hereto (the "Registration Rights Agreement"), and the Registration Rights Agreement shall be in full force and effect.

          5.3 Sale of Convertible Notes. The Company shall have completed the sale of Convertible Notes of the Company to Artisan Equity Limited for the aggregate amount of $6,500,000 to be purchased pursuant to the Note Purchase Agreement and the conversion price for the Convertible Notes shall be $3.25 per share of Common Stock.

          5.4 Governmental Consents. The Company shall have made all filings under all applicable federal and state securities laws necessary to consummate the sale and issuance of the Shares at the Closing in compliance with such laws, except any notices of sale required to be filed with the SEC under Regulation D of the Securities Act, or such post-closing filings as may be required under applicable state securities laws, all of which will be timely filed within the applicable periods therefor.

          5.5 No Material Adverse Change. Since March 31, 1999, there shall have been no change in the Company's business, operations or financial condition that has had a Material Adverse Effect.

          5.6 Consents and Approvals. The Company shall have received all authorizations, consents, orders and approvals of all governmental authorities and officials necessary for the consummation of the transactions contemplated by this Agreement.

          5.7 Opinion of the Company's Counsel. The Purchasers shall have received from Cooley Godward LLP, counsel for the Company, an opinion in substantially the form attached hereto as Exhibit D, which shall be addressed to the Purchasers, dated as of the Closing Date.

          5.8 Closing Documents. The Company shall have delivered to the Purchasers all of the following documents:

               (a) an officer's certificate, dated as of the Closing Date, stating that the conditions specified in sections 5.1 through 5.7 have been fully satisfied;

               (b) certified copies of the resolutions duly adopted by the Company's Board of Directors authorizing (i) the execution, delivery and performance of this Agreement, the Registration Rights Agreement and each of the other agreements contemplated hereby, (ii) the issuance and sale of the Shares,
(iii) the consummation of all other transactions contemplated by this Agreement and the Registration Rights Agreement; and (iv) the amendment to the bylaws expanding the Board of Directors if required.

               (c) certified copies of the Company's Certificate of Incorporation and Bylaws, each as in effect as of the Closing Date;

               (d) a copy of the duly executed Registration Rights Agreement referenced in Section 5.2 as in effect at the Closing; and

               (e) copies of all third party and governmental consents, approvals and filings required in connection with the consummation of the transactions hereunder (including, without limitation, all blue sky law filings and waivers of all preemptive rights and rights of first refusal), except such as may be properly obtained subsequent to the Closing.

          6. CONDITIONS TO OBLIGATIONS OF THE COMPANY.

          The Company's obligation to issue and sell the Shares at the Closing is subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

          6.1 Representations and Warranties True. The representations and warranties made by the Purchasers in Section 4 hereof shall be true and correct in all material respects at the date of the Closing with the same force and effect as if they had been made on and as of said date.

          6.2 Consents, Permits, and Waivers. The Company shall have obtained any and all consents, permits and waivers necessary or appropriate for the consummation of the transactions contemplated by this Agreement and the Registration Rights Agreement (except for such as may be properly obtained subsequent to the Closing Date).

          6.3 Sale of Convertible Notes. The Company shall have completed the sale of Convertible Notes of the Company to Artisan Equity Limited for the aggregate amount of $6,500,000 to be purchased pursuant to the Note Purchase Agreement and the conversion price for the Convertible Notes shall be $3.25 per share of Common Stock.

          7. MISCELLANEOUS.

          7.1 Legends. Each certificate or instrument representing Restricted Securities shall be imprinted with a legend in substantially the following form:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

          7.2 Indemnification. The Company hereby agrees to indemnify and hold harmless each Purchaser, any affiliate of the Purchaser, any Person controlling the Purchaser or such affiliate and their respective directors, officers, agents and employees (each, an "Indemnified Person") from and against any losses, claims, damages, liabilities, costs and expenses (including, without limitation, reasonable fees and disbursements of counsel and accountants and other costs and expenses incident to any actual or threatened claim, suit, action or proceeding, whether incurred in connection with a claim against the Company or a third party claim) (collectively, "Losses") arising out of or resulting from any breach of representation, warranty or covenant made or to be performed on the part of the Company under this Agreement or the agreements contemplated hereby or otherwise resulting from any action, claim or proceeding arising out of the matters or transactions which are the subject of or contemplated by this Agreement or any instrument or agreement referred to herein, other than Losses resulting directly from the gross negligence or willful misconduct of such Indemnified Person. If for any reason (other than the gross negligence or willful misconduct of the Indemnified Person) the foregoing indemnity is unavailable or insufficient to hold an Indemnified Person harmless, then the Company shall contribute to amounts paid or payable by such Indemnified Person in respect of such Losses in such proportion as appropriately reflects the relative benefits received by, and fault of, the Company and such Indemnified Person in connection with the matters as to which such Losses relate and other equitable considerations.

          7.3 Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by any party in connection herewith shall remain operative and in full force and effect for eighteen months from the Closing Date.

          7.4 Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for the Purchasers' benefit or impose obligations upon the Purchasers as a purchaser or holder of the Shares are also for the benefit of, and impose such obligations upon and enforceable by and against, any subsequent holder of such Shares.

          7.5 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

          7.6 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

          7.7 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. The use of the word "including" in this Agreement shall be by way of example rather than by limitation.

          7.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California as such laws are applied to contracts entered into and performed entirely within the State of California by California residents.

          7.9 Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, sent to the recipient by reputable overnight courier service (charges prepaid) or mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to the Purchasers and to the Company at the address indicated below:

        To the Company:    CORVAS INTERNATIONAL, INC.
                           3030 Science Park Road
                           San Diego, California  92121
                           Attn:  President

        With a copy to:    COOLEY GODWARD LLP
                           4365 Executive Drive, Suite 1100
                           San Diego, California  92121
                           Attn:  Barbara L. Borden, Esq.

        To the Purchasers: To the addresses set forth on Exhibit A

        With a copy to:    LAPOINTE ROSENSTEIN
                           1250 Rene-Levesque Boulevard, West Suite 1400
                           Montreal, Quebec H3B 5E9
                           Attn:  Perry Kliot, Esq.

or to such other address or to the attention of such other person as the recipient party has specified by ten (10) days advance written notice to the other party.

          7.10 No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

          7.11 Expenses. The Company agrees to reimburse Sofinov for all of its costs and reasonable expenses, including reasonable attorneys' fees, incurred in satisfaction, of its legal, scientific and patent due diligence review and its legal review of the closing documents.

          7.12 Listing of Shares on Nasdaq. Promptly following the Closing, the Company agrees to file an Application for Listing of Additional Shares to request the designation for trading of the Shares on the Nasdaq National Stock Market and use reasonable best efforts to have the application approved.

          7.13 Use of Proceeds. The proceeds from the sale of the Shares hereunder will be used by the Company for working capital and for general corporate purposes.

          7.14 Information Rights. For so long as any Purchaser holds any of the Shares, the Company shall deliver to such Purchaser by electronic mail or by other electronic means copies of all press releases issued by the Company and shall deliver by mail copies of its quarterly and annual reports filed with the SEC (including financial statements).

          7.15 Public Statements or Releases. None of the parties to this Agreement shall make, issue, or release any announcement, whether to the public generally, or to any of its employees, suppliers, or customers, with respect to this Agreement or the transactions provided for herein, or make any statement or acknowledgment of the existence of, or reveal the status of, this Agreement or the transactions provided for herein, without the prior consent of the other parties, which shall not be unreasonably withheld or delayed; provided, that nothing in this Section 7.16 shall prevent any of the Parties hereto from making such public announcements as it may consider necessary in order to satisfy its legal obligations, but to the extent not inconsistent with such obligations, it shall provide the other parties with an opportunity to review and comment on any proposed public announcement before it is made.

          8. DEFINITIONS.

          For the purposes of this Agreement, the following terms have the meanings set forth below:

          "Intellectual Property Rights" means all (i) patents, patent applications, patent disclosures and inventions, (ii) trademarks, service marks, trade dress, trade names, logos and corporate names and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof,
(iv) mask works and registrations and applications for registration thereof, (v) computer software, data, data bases and documentation thereof, (vi) trade secrets and other confidential information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information), and (vii) copies and tangible embodiments thereof (in whatever form or medium).

          "Liens" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against the Company or any affiliate, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party of property leased to the Company under a lease which is not in the nature of a conditional sale or title retention agreement, or any subordination arrangement in favor of another Person (other than any subordination arising in the ordinary course of business).

          "Permitted Liens" means:

               (a) tax liens with respect to taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with generally accepted accounting principles, consistently applied;

               (b) deposits or pledges made in connection with, or to secure payment of, utilities or similar services, workers' compensation, unemployment insurance, old age pensions or other social security obligations;

               (c) purchase money security interests in any property acquired by the Company to the extent permitted by this Agreement;

               (d) interests or title of a lessor under any lease permitted by this Agreement;

               (e) mechanics', materialmen's or contractors' liens or encumbrances or any similar lien or restriction created by statute;

               (f) easements, rights-of-way, restrictions and other similar charges and encumbrances not interfering with the ordinary conduct of the business of the Company or detracting from the value of the assets of the Company; and

               (g) liens outstanding on the date hereof which secure indebtedness of the Company and which are described in the schedules to this Agreement.

                  "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

          "Restricted Securities" means (i) the Shares issued hereunder and (ii) any securities issued with respect to the Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Restricted Securities, such securities shall cease to be Restricted Securities when they have (a) been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them, or (b) been distributed to the public through a broker, dealer or market maker pursuant to Rule 144 (or any similar provision then in force) under the Securities Act or become eligible for sale pursuant to Rule 144(k) (or any similar provision then in force) under the Securities Act. Whenever any particular securities cease to be Restricted Securities, the holder thereof shall be entitled to receive from the Company, without expense, new securities of like tenor not bearing a Securities Act legend of the character set forth in Section 7.2.

          "Securities Act" means the Securities Act of 1933, as amended, or any similar federal law then in force.

          "SEC" means the United States Securities and Exchange Commission and includes any governmental body or agency succeeding to the functions thereof.

          "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

          "Stockholder Rights Agreement" means the Stockholder Rights Agreement, dated September 18, 1997, between the Company and American Stock Transfer and Trust Company as rights agent.




                      [THIS SPACE INTENTIONALLY LEFT BLANK]

               [SIGNATURE PAGE TO COMMON STOCK PURCHASE AGREEMENT]

          IN WITNESS WHEREOF, the parties hereto have executed the COMMON STOCK PURCHASE AGREEMENT as of the date set forth in the first paragraph hereof.

COMPANY:                                               PURCHASERS:

CORVAS INTERNATIONAL, INC.          SOFINOV SOCIETE FINANCIERE D'INNOVATION INC.



By:                                 By:
     Randall E. Woods               Name:
     President and Chief Executive  Its:
     Officer

                                    By:
                                    Name:
                                    Its:


                                    IBT INTERNATIONAL BIOTECHNOLOGY TRUST


                                    By:
                                    Name:
                                    Its:

                         COMMON STOCK PURCHASE AGREEMENT

                                    EXHIBIT A


                             SCHEDULE OF PURCHASERS


                                                                   AGGREGATE
NAME AND ADDRESS                                SHARES          PURCHASE PRICE

IBT International Biotechnology Trust plc       300,000             $750,000
Five Arrows House
St. Swithin's Lane
London EC4N 8NR, England

Sofinov Societe Financiere D'Innovation Inc.  1,000,000           $2,500,000
1981, avenue McGill College 13th Floor
Montreal (Quebec) H3A 3C7

                                                                       EXHIBIT B

                          REGISTRATION RIGHTS AGREEMENT


          This REGISTRATION RIGHTS AGREEMENT, dated as of August 18, 1999 (this "Agreement"), is made by and among CORVAS INTERNATIONAL, INC., a Delaware corporation (the "Company"), IBT INTERNATIONAL BIOTECHNOLOGY TRUST and SOFINOV SOCIETE FINANCIERE D'INNOVATION INC., the purchasers of the Company's Common Stock (the "Purchasers" and together with the Company, the "Parties").

          This Agreement is made pursuant to the Common Stock Purchase Agreement, dated as of August 18, 1999 (as amended and modified from time to time, the "Purchase Agreement"), between the Company and the Purchasers, which provides for the sale of 1,300,000 shares of Common Stock of the Company to the Purchasers for the aggregate amount of $3,250,000 at a price per share of $2.50. In order to induce the Purchasers to enter into the Purchase Agreement, the Company has agreed to provide the registration rights set forth in this Agreement. The execution of this Agreement is a condition to the closing under the Purchase Agreement.

          The Parties hereby agree as follows:

     1. Certain Definitions. Except as defined in this Agreement, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Purchase Agreement. As used in this Agreement, the following terms shall have the following respective meanings:

          "SEC" means the United States Securities and Exchange Commission.

          "Common Stock" means the common stock of the Company, par value $0.001 per share.

          "Registrable Securities" means (a) the 1,300,000 shares of Common Stock sold to the Purchasers pursuant to the Purchase Agreement and (b) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such above-described securities.

          "Restricted Securities" means (a) any and all shares of Common Stock sold to the Purchasers pursuant to the Purchase Agreement and (b) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such above-described securities all times subsequent thereto until, as to any restricted security, (i) the sale of such restricted security has been effectively registered under the Securities Act and such restricted security has been disposed of in accordance with the method of distribution set forth in the Registration Statement relating thereto, or (ii) it is distributed to the public, or is otherwise able to be sold, pursuant to Rule 144(k) (or any similar provision then in force, but not Rule 144A) under the Securities Act.

          "Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

          "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

          "Selling Expenses" means all underwriting discounts and selling commissions applicable to the sale.

          "Special Counsel" means Lapointe Rosenstein, special counsel to Purchasers, or such other special counsel as may be designated in writing to the Company by the holders of a majority of Registrable Securities outstanding.

2.  Shelf Registration.

          (a) Restrictions on Transfer. Each holder of Registrable Securities agrees not to make any disposition of all or any portion of the Registrable Securities unless and until:

               (i) there is in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

               (ii) (A) The transferee has agreed in writing to be bound by the terms of this Agreement, (B) such holder of Registrable Securities shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (C) if reasonably requested by the Company, such holder of Registrable Securities shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances or for transfers by a Purchaser to an affiliate (as defined in the Securities Act).

          (b) Closing. Within 30 days after the Closing Date, the Company shall file a registration statement on Form S-3 (or successor form) or if at the time of the filing the Company is no longer eligible to file on Form S-3, on Form S-1 (the "Registration Statement") pursuant to Rule 415 (or any similar rule that may be adopted by the SEC) under the Securities Act. The Company agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC within 90 days of the Closing Date and thereafter to maintain the effectiveness of the Registration Statement until the earlier to occur of: (i) such time as all the Registrable Securities registered in the Registration Statement have been sold in accordance with the Registration Statement, or (ii) such time as all the Registrable Securities are salable in the public markets within a three month period under the volume restrictions under Rule 144 as promulgated under the Securities Act.

          3. Registration Procedures. If and whenever the Company is required by the provisions of Section 2 to effect the registration of any Registrable Securities under the Securities Act, the Company shall, as expeditiously as reasonably possible:

          (a) Prepare and file with the SEC, within the time period specified in
Section 2 hereof, a registration statement with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective;

          (b) As expeditiously as reasonably practicable, prepare and file with the SEC such amendments and post-effective amendments to the registration statement as may be necessary to keep the registration statement effective for the applicable period, cause the related Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act;

          (c) promptly notify the Special Counsel and notify such registered holders of Registrable Securities promptly (and in each case, if requested, confirm any such oral or telephonic notice in writing), (i) when a Prospectus or any Prospectus supplement or post-effective amendment related to such Registrable Securities (A) has been filed and (B) with respect to a registration statement or any post-effective amendment related to such Registrable Securities, when the same has been filed and has become effective, (ii) of the receipt of any comments from the SEC relating to a registration statement, (iii) of any request by the SEC for amendments or supplements to a registration statement or related Prospectus or for additional information, (iv) of the issuance by the SEC of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose,
(v) if at any time the representations and warranties of the Company contained in the Purchase Agreement in connection with the sale of Restricted Securities by selling holders thereof cease to be true and correct in all material respects, (vi) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale or exchange in any jurisdiction of the United States of America or the initiation of any proceeding for such purpose,
(vii) of the happening of any event that makes any statement of a material fact made in such registration statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue or that requires the making of any changes in a registration statement or related Prospectus so that such documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that the timely filing of a report under the Securities Exchange Act which is incorporated by reference in the registration statement and related Prospectus shall constitute effective notice under this subsection (vii)), and (viii) of the determination of the Company that a post-effective amendment to a registration statement would be appropriate;

          (d) use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a registration statement or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale or exchange in any jurisdiction of the United States of America, as promptly as practicable;

          (e) if reasonably requested by any Purchaser of Registrable Securities covered by a registration statement, (i) promptly incorporate in a Prospectus supplement or post-effective amendment such information as such Purchaser reasonably requests to be included therein as is required by applicable law or as necessary so that the registration statement does not include an untrue statement of a material fact or omit to state a material fact with respect to such Purchaser or such Purchaser's planned method of distribution, (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as the Company has received notification of the matters to be incorporated in such Prospectus supplement or such post-effective amendment, and
(iii) supplement or make amendments to any registration statement as is required by applicable law;

          (f) furnish to each selling Purchaser of Registrable Securities upon request, and the Special Counsel, without charge, at least one conformed copy of the registration statement or statements and any post-effective amendment thereto, including financial statements and schedules, without charge, as well as all documents incorporated therein by reference or deemed incorporated therein by reference and all exhibits (including those previously furnished or incorporated by reference), at the earliest practicable time under the circumstances after the filing of such documents with the SEC;

          (g) promptly deliver to each Purchaser of Registrable Securities and the Special Counsel, without charge, such number of copies of the Prospectus or Prospectuses (including each preliminary prospectus) and any amendment or supplement thereto as they may reasonably request; the Company consents to the use of such Prospectus or any amendment or supplement thereto in accordance with applicable law by each selling Purchaser of Registrable Securities in connection with the offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto in accordance with applicable law;

          (h) prior to any public offering of Registrable Securities, use its reasonable best efforts to register or qualify or cooperate with the selling Purchaser of Registrable Securities and the Special Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale, as the case may be, under the securities or Blue Sky laws of such state or local jurisdictions in the United States as any seller reasonably requests in writing; keep each such registration or qualification (or exemption therefrom) effective during the period such registration statement is required to be kept effective and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the applicable registration statement; provided, however, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified, (ii) take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject,
(iii) take any action that would subject it to taxation in any jurisdiction where it is not then subject or (iv) register or qualify securities prior to the effective date of any registration statement under Section 2 hereof; and

          (i) upon the occurrence of any event contemplated by paragraph 3(c)(vii) or 3(c)(viii) above, as promptly as practicable thereafter, prepare and file with the SEC a supplement or post-effective amendment to the applicable registration statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          4. Information and Limitations on Distributions. If and whenever the Company is required by the provisions of Section 2 to effect the registration of any Registrable Securities under the Securities Act, the Company may require each Selling Purchaser of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding the distribution of such securities as the Company may from time to time reasonably request in writing. Notwithstanding any other provision of the Agreement, following the effectiveness of the Registration Statement filed pursuant to
Section 2 hereunder, the Company may, at any time, suspend the effectiveness of the Registration Statement for no longer than an aggregate of forty-five (45) days in any 12 month period, as appropriate (a "Suspension Period"), by delivering a signed certificate of an authorized officer to the Purchasers that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders to disclose any previously undisclosed material corporate development that would be required to be disclosed if the registration statement is not suspended. The Company will use its best efforts to minimize the length of any Suspension Period. The Purchasers agree that, upon the receipt of any notice from the Company of a Suspension Period, the Purchaser will not sell any Registrable Securities pursuant to any registration statement covering such Registrable Securities until (i) Purchaser is advised in writing by the Company that the use of the applicable prospectus may be resumed, (ii) Purchaser has received copies of any additional, supplemental or amended prospectus, if applicable, and (iii) Purchaser has received copies of any additional or supplemental filings which are incorporated or deemed to be incorporated by reference in such prospectus.

          5. Termination of Registration Rights. All registration rights granted under Section 2 shall terminate and be of no further force and effect upon the earlier to occur of: (i) such time as all the Registrable Securities registered in the Registration Statement have been sold in accordance with the Registration Statement or (ii) such time as all the Registrable Securities are salable in the public markets within a three month period under the volume restrictions under Rule 144 as promulgated under the Securities Act

          6. Rule 144 Reporting. With a view of making available to the holders of Registrable Securities the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its best efforts to:

          (a) Make and keep public information available, as those terms are understood and defined in Rule 144 or any similar or analogous rule promulgated under the Securities Act;

          (b) File with the SEC, in a timely manner, all reports and other documents required of the Company under the Securities Exchange Act; and

          (c) So long as any holder of Registrable Securities owns any Registrable Securities, furnish to such holder forthwith upon request: a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 of the Securities Act, and of the Exchange Act; a copy of the most recent annual or quarterly report of the Company; and such other reports and documents as a holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

          7. Expenses. The Company shall pay all fees and expenses incurred by it or Purchasers incident to the performance of or compliance with this Agreement by the Company including, without limitation, (i) all Securities Act and Securities Exchange Act, stock exchange registration and filing fees, (ii) all fees and expenses incurred in connection with compliance with state securities or Blue Sky laws, (iii) all expenses in preparing or assisting in preparing, printing and distributing any Registration Statement, any Prospectus, any amendments or supplements thereto, other documents relating to the Company's performance of and compliance with this Agreement, and (iv) the expenses, fees and disbursements of one special counsel to the Purchasers not to exceed U.S. $3,000 (the "Authorized Registration Expenses"). Such expenses shall not include any printing costs incurred at the election of the Purchasers, Selling Expenses and all other expenses, fees and disbursements incident to any registration either initiated or effected pursuant to this Agreement which are not explicitly included as Authorized Registration Expenses.

          8. Indemnification. In the event any Registrable Securities are included in a registration statement under this Agreement:

          (a) To the extent permitted by law, the Company will indemnify and hold harmless each Purchaser, the partners, officers and directors of each Purchaser, any underwriter (as defined in the Securities Act) for such Purchaser and each person, if any, who controls such Purchaser or underwriter within the meaning of the Securities Act or the Securities Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Securities Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation") by the Company:
(i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto,
(ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Securities Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Securities Exchange Act or any state securities law in connection with the offering covered by such registration statement; and the Company will pay as incurred to each such Purchaser, partner, officer, director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided however, that the indemnity agreement contained in this Section 8 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Purchaser, partner, officer, director, underwriter or controlling person of such Purchaser.

          (b) To the extent permitted by law, each Purchaser will, if Registrable Securities held by such Purchaser are included in the securities as to which such registration qualifications or compliance is being effected, indemnify and hold harmless the Company, each of its directors, its officers and each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Purchaser selling securities under such registration statement or any of such other Purchaser's partners, directors or officers or any person who controls such Purchaser, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Purchaser, or partner, director, officer or controlling person of such other Purchaser may become subject under the Securities Act, the Securities Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Purchaser, the partners, officers and directors of such Purchaser, any underwriter (as defined in the Securities Act) for such Purchaser and each person, if any, who controls such Purchaser or underwriter within the meaning of the Securities Act or the Securities Exchange Act under an instrument duly executed by such Purchaser and stated to be specifically for use in connection with such registration; and each such Purchaser will pay as incurred any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Purchaser, or partner, officer, director or controlling person of such other Purchaser in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such a Violation; provided, however, that the indemnity agreement contained in this Section 8 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of such Purchaser, which consent shall not be unreasonably withheld; provided further, that in no event shall any indemnity under this Section 8 exceed the net proceeds from the offering received by such Purchaser.

          (c) Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the Parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, only if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 8, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 8.

          (d) The obligations of the Company and the Purchasers under this
Section 8 shall survive completion of any offering of Registrable Securities in a registration statement and the termination of this agreement. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

          9. Contribution. If for any reason the indemnity set forth in Section 8 is unavailable or is insufficient to hold harmless an indemnified party, then the indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the aggregate losses, claim, damages, liabilities and expenses of the nature contemplated by said indemnity (i) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and such indemnified party on the other (determined by reference to, among other things, whether the untrue statement of a material fact or omission to state a material fact relates to information supplied by the indemnifying party or such indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission), or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or provides a lesser sum to such indemnified party than the amount hereinafter calculated, in such proportion as is appropriate to reflect not only the relative fault of the indemnifying party and such indemnified party but also the relative benefits received by the indemnifying party on the one hand and such indemnified party on the other, as well as any other relevant equitable considerations.

          The Parties agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses referred to in such paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 9, a Purchaser shall not be required to contribute any amount in excess of the amount by which the net proceeds of the sale of Registrable Securities sold by such Purchaser and distributed to the public exceeds the amount of any damages which such Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person which is not guilty of such fraudulent misrepresentation.

          10. Arbitration. A party asserting the existence of any dispute or controversy arising out of or in connection with this Agreement (a "Dispute"), including any Dispute relating to the existence, materiality or cure of a claimed material breach, shall notify the other parties to this Agreement in writing of the existence and subject matter of the Dispute. For a thirty (30) day period following such notification, the Parties shall meet and negotiate in good faith to attempt the resolve the Dispute and shall escalate the Dispute to the respective Chief Executive Officers of the Parties if resolution is not made within the first fifteen (15) days. If such efforts do not resolve the Dispute within such thirty (30) day period, the Dispute shall be referred to and finally resolved by arbitration under the rules of the American Arbitration Association, and except for proceedings commenced to enforce an arbitration award, each party hereby irrevocably waives its right to commence any proceeding in any court with respect to any matter arising under this Agreement. The tribunal shall consist of a sole arbitrator appointed jointly by the Parties. In the case of the parties failing to choose a sole arbitrator, the tribunal shall consist of three arbitrators, two of whom shall be appointed by the respective parties and the third arbitrator shall be appointed jointly by the first two. The place of arbitration shall be San Diego County, California or such other location as the parties shall agree. The language of the arbitration shall be English. No arbitrator shall be an affiliate, employee, officer or director of either party or of their respective affiliates, nor shall any arbitrator have any interest that would be affected in any material respect by the outcome of the Dispute. The decision of the sole arbitrator or of a majority of the arbitrators, where applicable, shall be final and binding on the parties and their respective successors and assigns. The decision shall not be subject to appeal or judicial review except in circumstances of fraud. The prevailing party in any such arbitration shall be entitled to recover reasonable fees of attorneys and other professionals in addition to all court costs and arbitrator's fees which that party may incur as a result. Judgment upon the award granted by the arbitrator(s) may be entered in any court having jurisdiction over the relevant party or its assets

11. Miscellaneous.

          (a) All covenants and agreements contained in this Agreement by or on behalf of any of the signatories shall bind and inure to the benefit of the respective successors or permitted assigns of the signatories, whether so expressed or not. The Purchasers may assign all or some of their rights under this Agreement in connection with a transfer of Registrable Securities in accordance with Section 2(a)(ii) of this Agreement; provided that if such transfer requires an amendment to the Registration Statement, the transferring Purchaser shall be obligated to pay all expenses in preparing or assisting in preparing, printing and filing such amendment; provided further, that the Company will prepare the first such amendment at the Company's expense.

          (b) All notices, consents and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when
(a) delivered by hand, (b) sent by telecopier (with receipt confirmed), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by Express Mail, Federal Express or other express delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate as to itself by notice to the other parties):

               (i) If to the Company: 3030 Science Park Road, San Diego, CA 92121, Attention: President, telecopier no. (619) 455-9854; or

               (ii) If to the Purchasers: at the addresses set forth on the signature page hereof.

          (c) This Agreement shall be governed in all respects by the law of the State of California, without giving effect to its principles regarding conflicts of law.

          (d) This Agreement may not be amended or modified, and no provision hereof may be waived, except upon the approval of the Company and the holders of at least a majority of the then outstanding Common Stock issued pursuant to the Purchase Agreement; provided, however, this Agreement may be amended to add additional parties without the consent of the Purchasers. The failure of any of the Parties to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of that term or deprive such Party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

          (e) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          (f) In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the Purchasers shall be enforceable to the fullest extent permitted by law.

          (g) This Agreement is intended by the parties as a final expression of their agreement and a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to such subject matter.





                      [THIS SPACE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

                           CORVAS INTERNATIONAL, INC.
                           3030 Science Park Road
`                          San Diego, California 92121


                           By:
                           Name: Randall E. Woods
                           Its:  President and Chief Executive Officer


                           PURCHASERS:


                           SOFINOV SOCIETE FINANCIERE D'INNOVATION
                           1981, avenue McGill College, 13th Floor
                           Montreal (Quebec) H3A 3C7


                           By:
                           Name:
                           Its:


                           By:
                           Name:
                           Its:


                           IBT INTERNATIONAL BIOTECHNOLOGY TRUST
                           Five Arrows House
                           St. Swithin's Lane
                           London EC4N 8NR, England


                           By:
                           Name:
                           Its:


               [SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]